UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Cuddle Clones LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Kentucky

    Date of organization
    September 20, 2010

Physical address of issuer
445 Baxter Ave., Suite 150, Louisville, KY 40204

Website of issuer
www.cuddleclones.com

Current number of employees
46

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,206,072.00	$1,048,252.00
Cash & Cash Equivalents	$943,621.00	$852,452.00
Accounts Receivable	$496.00	$7,946.00
Short-term Debt	$620,772.00	$376,363.00
Long-term Debt	$795,348.00	$471,021.00
Revenues/Sales	$3,052,503.00	$2,301,241.00
Cost of Goods Sold	$794,114.00	$621,770.00
Taxes Paid	$110,240.47	$62,763.00
Net Income	-$410,928.56	-$158,909.00

April 11, 2019

FORM C-AR

Cuddle Clones LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Cuddle Clones LLC, a Kentucky Limited Liability Company (the "C ompany," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.cuddleclones.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 11, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Cuddle Clones LLC (the "Company") is a Kentucky Limited Liability Company, formed on September 20, 2010.

The Company is located at 445 Baxter Ave., Suite 150, Louisville, KY 40204.

The Company's website is www.cuddleclones.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Cuddle Clones manufactures plush replicas of people's pets along with other custom products of people's pets. such as figurines, ornaments. jewelry, memorials and more. We manufacture our flagship products ourselves and source other products from local and international vendors.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Competitors in this industry may have significantly greater financial, technical and human resources. Additionally, our competitors may have superior expertise in research and development with respect to similar products we intend to sell and market. Therefore, competitors may be better equipped to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to., which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We operate in virtually every part of the world and serve customers in more than 80 countries.
In 2018, approximately 18% of our revenue was attributable to activities outside the U.S. Our operations are subject to the effects of global competition and geopolitical risks. They are also affected by local economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions

affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Brennen Lawrence, Jennifer Williams, and William (Adam) Greene who are the Chief Executive Officer April 2, 2018; Co-founder and Chief Operating Officer from September 20, 2010 to present; and Co-founder, Chief Marketing Officer from September 20, 2010 to present of the Company respectively. The Company has or intends to enter into employment agreements with Brennen Lawrence, Jennifer Williams, and William (Adam) Greene although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Brennen Lawrence, Jennifer Williams, and William (Adam) Greene or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use a portion of the proceeds from the Offering For unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit. The expected use of funds is described in the Section 'Use of Proceeds' on herein. However, the net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

The financial information attached hereto as Exhibit Bis limited to a financial review by our CPA firm. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients. packaging materials and freight are subject to fluctuations in price attributable to. among other things. changes in supply and demand of fuel prices. The sales prices to our customers are a delivered price. Therefore. changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers. and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility or at our third-party manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons., including fire. natural disasters. weather, water scarcity, manufacturing problems. disease. strikes, transportation or supply interruption, government regulation. cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.
Retail customers in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our activities or products, both in and outside of the United States, are subject to regulation by various federal. state. provincial and local laws. regulations and government agencies, including the U.S. Food and Drug Administration. U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor, as well as similar and other authorities outside of the United States, International Accords and Treaties and others. including voluntary regulation by other bodies. In addition. legal and regulatory systems in emerging and developing markets may be less developed. and less certain. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political. economic or social events. The manufacturing. marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety. ingredients. advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers. health and safety. the environment. and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements. trade and pricing practices. tax., anticorruption standards. advertising and claims. and environmental matters. The need to comply with new., evolving or revised tax., environmental. food quality and safety, labeling or other laws or regulations. or new. or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further. if we are found to be out of compliance with applicable laws and regulations in these areas., we could be subject to civil remedies. including fines, injunctions. termination of necessary licenses or permits. or recalls, as well as potential criminal sanctions. any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations. it could potentially create negative publicity or perceptions which could harm our business or reputation.

Significant additional labeling or warning requirements may inhibit sales of affected products.

Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.

Because pricing for the majority of our cellulose specialty fibers customers is set annually, we typically have very limited ability to pass along fluctuations in costs to customers after pricing has been established. Raw material costs and energy, such as natural gas are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest. instability in energy-producing nations. and supply and demand considerations. For example. plush material. a key manufacturing input, has historically had significant price volatility. Price increases and general volatility could adversely affect our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Cuddle Clones manufactures plush replicas of people's pets along with other custom products of people's pets. such as figurines, ornaments. jewelry, memorials and more. We manufacture our flagship products ourselves and source other products from local and international vendors.

Business Plan

Our business model relies on the continued growth and success of our existing brand and products. as well as the creation and sourcing of new products. We are also committed to expanding the ability for our pet-loving audience to engage with us and each other on our website. Our vision is for Cuddle Clones to become the daily destination for crazy pet lovers to indulge in their affection for and celebration of their pets. We know our customers love their pets as much as we do, and we want to provide them a platform to express that love and celebrate the individuality of their pet. We plan to offer more content., contests. games. the ability to submit local shelters and charities for donation and much more. We believe that having this type of functionality will not only foster engagement between pet owners but it will also lower our cost per visitor. Further, it will allow us to capture user data so that we can provide a customized user experience by making more relevant product suggestions in a contextual way that isn't invasive to our users' experience. History of the Business The Company was founded in 2010 and became operational in 2013. In 2013, our website and China workshop launched after raising a round of seed funding. The Company's flagship plush Cuddle Clones, plush golf club covers, JD printed products. and memorials have been available for purchase since 2013. Our product offerings have evolved beyond since launch, and in 2016 the Company began selling plush slippers. In 2017 the Company began selling holiday stockings.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Plush - Cuddle Clone	An adorable stuffed animal replica that looks just like your pet.	Pet lovers
Plush - Slippers	House slippers make to look just like your pet.	Pet lovers
Plush - Golf Club Covers	Custom made golf club covers of your pet.	Pet lovers, golfers
Sandstone Figurines	Figurines, ornaments, earrings and necklaces custom made to look like your pet.	Pet lovers
Memorials & Accessories	Granite memorials, wood memorials, urns, collars and more.	Pet lovers
Plush - Holiday Stockings	Holiday stockings made to look just like your pet.	Pet lovers
Pet Prints Products	Custom illustrations of your pet on multiple products - mugs, blankets, coasters, t-shirts, canvases, phone cases, pillows, tote bags, journals, socks	Pet lovers

We are constantly researching and sourcing new products, from more casual generic-breed products to volume-based print products to more unique high-end custom products, all of your pet. A significant portion of the proceeds from the offering will go toward the expansion of our product lines.

We offer all of our products via our online website store and through our affiliate program. We have shipped to over 80 countries and also have a strategic partner in Japan who sells our products to pet lovers in Japan.

Competition

The Company's primary competitors are Petsies, Shelter Pups.

The market for custom plush stuffed animals that look like your pet is niche. There are two main competitors: Petsies and Shelter Pups. We aim to position ourselves as the premium offering. with a higher price point, better quality and a more accommodating return/cancellation policy.

Customer Base

Our customers are pet lovers all across the world, including pet enthusiasts, people missing their pets, and people who are friends or family members of pet lovers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,349,867	Class 028: Plush Animals	Cuddle Clones	October 16, 2012	June 11, 2013	United States
11908792	Class 028: Plush Animals	Cuddle Clones	December 18, 2012	May 28, 2014	China
4,690,775	Class 042	Cartoonize My Pet	December 10, 2013	February 24, 2015	United States
4844684	Class 028: Plush toys	Cuddle Clones Logo	March 10, 2015	November 3, 2015	United States

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Plush Animals	State of Massachusetts	License to Manufacture and Sell Stuffed Toys in Massachusetts		July 1, 2017
Plush Animals	State of Pennsylvania	Stuffed Toy Registration Certificate		October 1, 2017
Plush Animals	State of Ohio	Bedding, Upholstered Furniture and Stuffed Toy		May 31, 2018

		Registration Joint License		

In order to sell plush animals in the states of Massachusetts, Ohio, and Pennsylvania, we must have an annual registration in these states (see the list of licenses above). The annual registration fees are $300, $50 and $25 for Massachusetts, Ohio and Pennsylvania respectively. We must also send a fee of $0.04 per plush item shipped to the state of Ohio.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 445 Baxter Ave., Suite 150, Louisville, KY 40204

The Company has the following additional addresses:

The Company conducts business in We sell our products in all states and all countries. We don't have any other offices in the USA but we do own our own manufacturing entity in China. See below for subsidiaries.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Dongguan Hui Chong Le Company	Wholly Foreign Owned Enterprise (WFOE)	Dongguan, Guangdong, China	September 29, 2013	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jennifer Williams

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Co-founder, and Chief Operating Officer from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager and Chief Operating Officer, Cuddle Clones, LLC, from September 20, 2010 to Present Education BS Mathematics/Business University of Puget Sound 2000; MBA University of Louisville 2011

Name

D. Victor Dawson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Cuddle Clones, LLC, September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, September 20, 2010 to Present Education BS Industrial Management, Georgia Institute of Technology 1975; Executive MBA, Washington University of St. Louis, 1990

Name

Martin McClelland

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Cuddle Clones, LLC, September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, September 20, 2010 to Present Education BS Mechanical Engineering, Purdue 1994; MBA, Harvard Business School 1997

Name

G. Scott Lorang

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Cuddle Clones, LLC, September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, September 20, 2010 to Present Education BS Economics, University of Iowa 2000; MS Statistics, University of Iowa 2002

Name

William (Adam) Greene

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Co-founder, and Chief Marketing Officer, Cuddle Clones, LLC, from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, Chief Marketing Officer from September 20, 2010 to Present Education BS Marketing University of Louisville 2006; MBA University of Louisville 2011

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jennifer Williams

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Co-founder, and Chief Operating Officer from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager and Chief Operating Officer, Cuddle Clones, LLC, from September 20, 2010 to Present Education BS Mathematics/Business University of Puget Sound 2000; MBA University of Louisville 2011

Name

Brennen Lawrence

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer from April 2, 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer from April 2, 2018 to Present. Outside of Cuddle Clones, Mr. Lawrence has served as the Chief Financial Officer and Chief Operating Officer ofAlgar, Inc. 2017 to April 2018; Chief Executive Officer of iMON Solutions 2016-2017; and Chief Executive Officer Bolo Group 2015-2016 Education BA Western Kentucky University 1992; MBA Bellarmine University 2002

Name

William (Adam) Greene

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, Co-founder, and Chief Marketing Officer, Cuddle Clones, LLC, from September 20, 2010 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Manager, Chief Marketing Officer from September 20, 2010 to Present Education BS Marketing University of Louisville 2006; MBA University of Louisville 2011

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Kentucky law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 46 employees in Kentucky: 14 employees and China: 32 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Shares LLC/Membership Interests
Amount outstanding	645
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Preferred Shares LLC/Membership Interests
Amount outstanding	300
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Incentive Units LLC/Membership Interests
Amount outstanding	55
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Stock Yards Bank
Amount outstanding	$448,785.18
Interest rate and payment schedule	Monthly payments of principal plus interest for 60 months from August 31, 2017. Interest rate is 5.75% per annum.
Amortization schedule	Payment is $9,608.38 per month.
Describe any collateral or security	Personal guarantee by Jennifer Williams (20% owner). Collateral in the form of a building owned by Jennifer Williams (Goldberg Main Street LLC) - address is 639 W. Main St. Louisville, KY 40202
Maturity date	August 31, 2022
Other material terms	N/A

The total amount of outstanding debt of the company is 795,348.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Regulation CF	112,978	$112,978.00	Various	August 10, 2018	Regulation CF
Regulation D	100,000	$100,000.00	Various	August 10, 2018	Rule 506(c)

Ownership

The Company is broadly held amongst 27 shareholders. We have three classes: 1) 5 common shareholders own 64.5% of the company. 2) 18 preferred shareholders own 30% of the company. 3) 7 incentive unit holders own 5.4% of the company. 2 of these are also preferred shareholders. 4) 1 unvested incentive units represent 0.1% of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jennifer Williams	33.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We generate substantially all of our revenue from online sales.

Liquidity and Capital Resources

On August 10, 2018 the Company conducted an offering pursuant to Regulation CF and raised $110,763.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Jennifer Williams
Relationship to the Company	COO
Total amount of money involved	$47,536.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	N/A
Description of the transaction	Cuddle Clones was going to purchase a building as a company in 2016. There were fees paid by Cuddle Clones for due diligence, lawyers, and an environmental inspection during the purchase process. However, Cuddle Clones did not end up purchasing the building. Instead, Jennifer Williams purchased the building as an individual. The money already spent by Cuddle Clones will be paid back by Jennifer upon the sale of the building or beginning of renovations, which is expected to be in 2018.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

<center>**SIGNATURE**</center>

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jennifer Williams
(Signature)

Jennifer Williams
(Name)

Chief Operating Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jennifer Williams
(Signature)

Jennifer Williams
(Name)

COO
(Title)

4/11/2019
(Date)

/s/William (Adam) Greene
_____
(Signature)

William (Adam) Greene
_____
(Name)

Chief Marketing Officer
_____
(Title)

4/11/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Jennifer Williams, being the founder of Cuddle Clones LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Jennifer Williams
(Signature)

Jennifer Williams
(Name)

COO
(Title)

4/11/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

Financial Statements

Cuddle Clones
Profit & Loss
2018 vs 2017

	Jan - Dec 18	Jan - Dec 17
Revenue		
Accessories	167,195	181,715
Cartoonize My Pet	17,201	16,773
Cuddle Clones	2,754,531	2,311,271
Pet Prints***	37,296	0
Rush*	169,893	0
Shipping*	352,532	0
Returns*	(99,391)	0
Discounts	(346,754)	(208,518)
Total Revenue	**$3,052,503**	**$2,301,241**
Cost of Goods Sold		
Accessories	100,959	124,461
Cartoonize My Pet	125	0
Cuddle Clones	244,070	402,643
Pet Prints***	24,236	0
Credit Card Fees	105,596	75,626
Packaging	30,655	19,040
Shipping*	287,873	0
Seller Fees**	599	0
Total COGS	**$794,114**	**$621,770**
Gross Profit	**$2,258,389**	**$1,679,472**
Expense		
Cartoonize My Pet	37,350	37,661
USA Headquarters		
Marketing	513,062	338,389
Salaries	740,410	461,984
Expenses	499,000	299,475
TOTAL USA Headquarters	1,752,472	1,099,848
China Workshop		
Salaries	687,609	559,549
Expenses	154,308	133,857
Total China Workshop	841,917	693,406
Total Expense	**$2,631,738**	**$1,830,915**
Net Ordinary Income	(373,349)	(151,443)
Other Income/Expense	(37,578)	(7,466)
Net Income	**($410,928)**	**($158,909)**

* In 2017, Rush, Shipping and Returns were embedded in the amounts for Accessories and Cuddle Clones.
We have broken this out beginning January 1, 2018.

** In 2017, Seller Fees were embedded in the amounts for Credit Card Fees. We have broken this out
beginning January 1, 2018. Seller Fees include per-transaction fees from sellers such as Amazon & Etsy.

*** New in Q3 2018

Cuddle Clones
Balance Sheet
2018 vs 2017

	Dec 31, 2018	Dec 31, 2017
Assets		
Cash	943,621	852,464
Inventory	47,426	22,869
Accounts Receivable	496	7,946
Other Current Assets	69,198	68,873
Fixed Assets, Net	145,330	96,111
Total Assets	**$1,206,072**	**$1,048,263**
Liabilities		
Accounts Payable	70,586	69,730
Other Current Liabilities	550,186	306,633
Convertible Debt - Angel Tax Credit	200,000	0
Convertible Debt - Crowdfunding	214,978	0
Long-Term Liabilities	380,370	471,021
Total Liabilities	**$1,416,121**	**$847,384**
Equity		
Accounting Reconciliation	12	35
Incentive Units	1,553	4,798
Common	32,365	138,132
Series A	166,949	216,824
Net Income	(410,928)	(158,909)
Total Equity	**($210,049)**	**$200,879**
Total Liabilities & Equity	**$1,206,072**	**$1,048,263**

Cuddle Clones
Stmt of Cash Flows
2018 vs 2017

	Jan - Dec 18	Jan - Dec 17
Net Income	**(410,928)**	**(158,909)**
Changes to Cash from Operations		
Changes in Accounts Receivable	7,450	(6,797)
Changes in Inventory	(24,557)	23,457
Changes in Other Current Assets	(325)	1,814
Changes in Accounts Payable	856	30,088
Changes in Other Current Liabilities	243,553	(4,082)
Total Changes to Cash from Operations	**226,978**	**44,481**
Net Cash Provided by Operations	**(183,950)**	**(114,429)**
Investing Activities		
Changes in Fixed Assets	(49,219)	(19,793)
Net Cash Provided by Investing Activities	**(49,219)**	**(19,793)**
Financing Activities		
Changes in Notes Payable	324,327	471,021
Changes in Equity Accounts	(158,910)	233,470
Changes in Retained Earnings	158,909	(387,729)
Net Cash Provided by Financing Activities	**324,326**	**316,762**
Net Cash Increase for Period	**91,157**	**182,540**
Cash at Beginning of Period	**852,464**	**669,924**
Cash at End of Period	**943,621**	**852,464**